Exhibit 99.2

U Power Limited Announces Closing of $6.0 Million Public Offering

Shanghai, March 20, 2026 -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a provider of AI-integrated solutions for next-generation energy grids and intelligent transportation systems, today announced the closing of its underwritten public offering of 13,360,000 Units, on a firm commitment basis, at a price to the public of $0.449 per Unit (the “Offering”).

Each Unit consists of one Class A ordinary share, par value $0.00001 per share (each, a “Class A Ordinary Share,” and collectively, the “Class A Ordinary Shares”), and one Class A warrant (each, a “Warrant,” and collectively, the “Warrants”). Each Warrant expires one year from the date of issuance, and is exercisable immediately on the date of issuance at the initial exercise price of US$0.449 per share, subject to adjustment on the 2nd and 5th trading days following the closing of this Offering to the price that is equal to 70% and 50%, respectively, of the initial exercise price of the Warrants, and the number of Class A Ordinary Shares underlying the Warrants will be proportionately increased. The Warrants may, at any time following the closing of the Offering and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive twice the number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Warrant, without payment of additional consideration.

The Company has granted the underwriter a 45-day option to purchase up to an additional 2,004,000 Class A Ordinary Shares and/or additional 2,004,000 Warrants, or any combination thereof, as determined by the underwriter, at its respective public offering price less underwriting discounts and commissions. On March 20, 2026, the underwriter partially exercised such option with respect to 1,890,000 Warrants.

The gross proceeds from the Offering, before deducting underwriting discounts and other offering expenses, and excluding any proceeds from exercise of the Warrants, were $6.0 million.

Maxim Group LLC acted as the exclusive underwriter for the Offering. Hunter Taubman Fischer & Li LLC served as U.S. securities counsel to the Company and Ellenoff Grossman & Schole LLP served as U.S. securities counsel to the underwriter.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-294161) initially publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2026, under the Securities Act of 1933, as amended (the “Registration Statement”), which was declared effective by the SEC on March 18, 2026. The Offering was made only by means of a prospectus which forms a part of the effective registration statement. A preliminary prospectus relating to the Offering has been filed with the SEC, and a final prospectus relating to the Offering was filed with the SEC on March 20, 2026. Electronic copies of the preliminary prospectus and final prospectus may be obtained on the SEC’s website at www.sec.gov and may also be obtained by contacting Maxim Group LLC at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About U Power Limited

U Power is a provider of comprehensive AI-integrated energy solutions that connect electric vehicles (EVs) with advanced energy infrastructure, optimizing both mobility and grid performance. Originally a distributor of various battery-swapping station models built on its proprietary modular battery-swapping technology UOTTA™, U Power has evolved into a provider of AI-integrated solutions for energy grids and transportation systems.

Through investments in next-generation technologies, U Power is building intelligent ecosystems that integrate resilient AI-driven solutions able to transform EVs into dynamic energy assets. By incorporating AI algorithms, U Power’s comprehensive solutions for smart energy grids are designed to support autonomous EV driving, optimize energy replenishment efficiency, and seamlessly connect EV assets with advanced AI-powered transportation systems, enabling peak and off-peak energy load balancing.

For more information, please visit the Company’s website: https://www.upower-limited.com/.

Safe Harbor Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact

U Power Limited
Investor Relations Department
ir@upincar.com

The Equity Group
Lena Cati, Senior Vice President
212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610 / azhang@theequitygroup.com